Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
THIRD QUARTER AND 9-MONTHS 2010 RESULTS

Santiago, Chile, November 09, 2010 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the third quarter 2010 and nine-month periods ended September 30, 2010. Figures are stated in accordance with IFRS. US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2010 (US$1.00=Ch$483.65).

Highlights 3Q 2010

●	Total sales rose by 11.5%.
●	Bottled export sales in Chilean pesos increased 11.7%.
●	Bottled export shipments increased 19.3% to 5,999,050 cases.
●	Bottled domestic sales in Chile increased 9.4% by value and decreased 9.4% by volume.
●	Operating income increased 2.6%, operating margin was 12.8% compared to 13.9% in 3Q09.
●	Net income increased 4.5% to Ch$13,260 million (US$27.4 million).
●	Ebitda increased 4.2% to Ch$18,129 million (US$37,5 million). Ebitda margin was 16.8%.
●	Earnings per share rose 2.7% to Ch$17.75.
Highlights 9M 2010

●	Total sales rose by 5.4%.
●	Bottled export sales in Chilean pesos increased 4.0%.
●	Bottled export shipments increased 8.2% to 15,165,240 cases.
●	Bottled domestic sales in Chile increased 8.6% by value and decreased 5.1% by volume.
●	Operating income decreased 3.6%. Operating margin was 12.6% in 9M10 as compared to 13.8% in 9M09.
●	Net income decreased 8.6% to Ch$32,068 million (US$66.3 million).
●	Ebitda decreased 3.8% to Ch$45.211 million (US$93.5 million). Ebitda margin decreased to 16.5% of Sales from 18.1% in 9M09.
●	Earnings per share down by 10.1% to Ch$42.93.

Comments of the CEO

The Company’s results in this period were satisfactory; we highlight Concha y Toro’s strong competitive position that has allowed sales volume growth and to implement successful increases in prices in most of our markets.

Export sales of bottled wine in the quarter rose 11.7%, with a 19.3% increase in volume. Volumes sold in most of our markets increased, with a special strong growth of our UK sales. The implementation of price increases in our export business has allowed us to moderate the negative effects that the appreciation of the Chilean Peso in the period has had in the overall business. In the 9 months 2010, we have increased our sales in the export markets grew 4.0% in value and 8.2% in volume.

Domestic market sales of bottled wine in Chile increased 9.4% in value in the quarter, and decreased in volume by the same percentage, following a successful price increase strategy. Even with this price increase, the Company has maintained its market share in volume, to 30.7% of all wine sold in Chile.

Operating income increased 2.6% to Ch$13,784 million (US$28.5 million) in the third quarter 2010, and net profit for the quarter increased 4.5% to Ch$13,260 million (US$27.4 million.

Third Quarter 2010 Results

Total Revenues

With a positive contribution from all business areas, Company revenues increased 11.5% in the third quarter totalling Ch$107,646 million (US$222,6 million), up from Ch$96,544 million (US$199,6 million) in 3Q2009.

Table 1 Total Revenues (in Ch$ millions)

			Change			Change
	3Q10	3Q09	(%)	9M10	9M09	(%)
Export sales(1)	75,041	68,206	10,0%	193,393	187,643	3,1%
Domestic sales–wine	17,942	16,013	12,0%	43,375	39,460	9,9%
Domestic sales–other products	5,040	3,805	32,5%	13,526	9,308	45,3%
Argentina exports(2)	5,281	4,290	23,1%	13,097	12,060	8,6%
Argentina domestic	2,557	2,527	1,2%	6,198	6,218	-0,3%
Other revenues	1,784	1,704	4,7%	4,635	5,367	-13,6%
TOTAL	107,646	96,544	11,5%	274,224	260,056	5,4%

Table 2 Sales of Bottled Wine

			Change			Change
	3Q10	3Q09	(%)	9M10	9M09	(%)
Sales (in Ch$ million)
Export sales(1)	74,615	67,256	10,9%	192,096	185,264	3,7%
Domestic sales–wine	17,513	16,007	9,4%	42,855	39,454	8,6%
Argentina exports(2)	5,281	4,290	23,1%	13,097	12,060	8,6%
Argentina domestic	2,557	2,527	1,2%	6,198	6,218	-0,3%
Total Sales (in Ch$ million)	99,966	90,080	10,98%	254,246	242,996	4,63%

Volume (thousand liters)
Export sales	49,835	41,830	19,1%	125,879	116,688	7,9%
Domestic sales–wine	20,314	22,416	-9,4%	52,671	55,498	-5,1%
Argentina exports	4,157	3,416	21,7%	10,609	9,402	12,8%
Argentina domestic	2,171	2,516	-13,7%	5,663	6,099	-7,2%
Total Volume (thousand liters)	76,477	70,178	8,98%	194,821	187,687	3,80%

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics and Brazil).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries.

Export Revenues

Export sales rose 10.8% to Ch$80,322 million (including exports sales from Argentina) as compared to Ch$72,496 million in 3Q 2009. This increase was driven by higher volumes and prices in foreign currencies, partially compensated by the appreciation of the Chilean peso against all major export currencies, which in the quarter was a 6.5% against the US$ dollar, 15.4% against the Euro and 11.6% against the sterling pound.

Graph 1
Export Volume by Region (Including Exports from Argentina)
3rd Quarter 2010

●	Bottled Wine Sales - Volume:

Export sales volume in the quarter grew a strong 19.3% reaching 5,999,050 cases in the quarter.

In terms of volume growth by region, all of the export regions grew except the US and Asia, which showed a small decrease in volumes of 5.5% and 2.4% respectively in the quarter. Export volumes to Europe as a whole grew by 28.2%, specially driven by the strong increase of sales in the quarter of our UK subsidiary of 52.6%. Exports to Canada increased by 17.8%, Central America and the Caribbean showed an increase of 42.8% and exports in South America grew by 9.9% mainly due to the increase in sales in the distribution subsidiary in Brazil which in the quarter increased its sales volume by 40.9%.

The strong performance in sales in our UK subsidiary was due to improving sales of Casillero del Diablo, Isla Negra Reserves, Viña Maipo & Palo Alto, as a result of securing new promotional activities in the Off Trade sector to recover lost sales in the first half of the year.

Domestic Sales, Chile

Bottled domestic wine sales increased 9.4% to Ch$17,513 million (US$36.2 million) in 3Q10, from Ch$16,007 million (US$33.1 million) in 3Q09, following a 9.4% decrease in volume and a 20.7% increase in the average price. Domestic market bottled wine sales by volume totaled 20.3 million liters in the quarter. Sales of bulk wine during the quarter totaled Ch$429,7 million.

The 9.4% drop in volume reflects a decrease in the generic category of 9.7%, and strong increases in the Blend, Varietal, and Premium (and above) categories, of 5.6%, 10.2% and 10.6% en each of these categories respectively.

Company brands continue strengthening in the market. According to AC Nielsen’s figures, for the nine-month period ended September 2010, Concha y Toro’s market share by volume was 30.7% compared to 31.5% at the end of 2009.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$5,040 million (US$10.4 million), a 32.5% increase from the same quarter last year showing the growing business since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009.

Argentine Operations
Revenues from the Argentine operation increased 10.8% to Ch$7,838 million as a result of a strong 23.1% increase in exports and a 1.2% growth in domestic sales.

For the quarter, total Argentine exports of bottled wine, including shipments to the Company’s distribution subsidiaries abroad, totaled 532,130 cases, a strong increase of 21.7% over 3Q09. In US dollar terms, exports increased 31.8% to US$11.9 million, showing an increase of 8.3% in the average price.

On the domestic side, sales in Argentina by volume decreased 13.7% to 241.220 cases and revenues in US dollar terms increased 9.03% to US$5.0 million, showing an increase of 26.4% in the average price in US$in the quarter as compared with the same period of 2009.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, increased 4.7%, to Ch$1,784 million (Ch$3.7 million).

Cost of Sales

For the quarter, the total cost of sales rose 17.6% to Ch$70,190 million (US$145.1 million) from Ch$59,699 million (US$123.4 million) in 3Q09. The cost of sales as a percentage of total sales increased to 65.2% from 61.8%.

The gross margin decreased to 34.8% from 38.1%, mainly the effect of the appreciation of the Chilean peso in the quarter.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 1.1% to Ch$23,671 million (US$48.9 million) in 3Q10 compared to Ch$23,413 million (US$48.4 million) in 3Q09. As a percentage of sales, SG&A decreased to 22.0% from 24.3% in 3Q09.

Operating Income

Operating income increased 2.6% to Ch$13,784 million (US$28.5 million) in 3Q10 compared to Ch$13,432 million (US$27.8 million) in 3Q09. The operating margin fell to 12.8% from 13.9% mainly explained by higher cost of sales as explained above.

Non-Operating Result

The non-operating result showed a gain of Ch$2,183 million (US$4.5 million) as compared to a gain of Ch$2.121 million (US$4.4 million) in 3Q2009. This small difference is mainly explained by a reduction in the financial expenses due to the decrease of the average financial debt in the period, and the effect that the price level restatement has in the comparison with the 3rd quarter 2009. In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 3Q10 was Ch$2,225 million (US$4.6 million).

Interest expenses decreased 32.6% to Ch$798 million (US$1.6 million), resulting from lower financial debt and lower interest rates for the period. As of September 30, 2010, total financial debt was Ch$79,325 million (US$164 million), representing a decrease of Ch$18,970 million (US$39.2 million) as compared to the financial debt for September 2009.

Net Income and Earnings per Share (EPS)

Net income for the period increased 4.5% to Ch$13,260 million (US$27.4 million) from Ch$12.689 million (US$26.2 million). Based on 747,005,982 weighted average shares, Concha y Toro’s earnings increased to Ch$17.75 per share from Ch$17.28 in the 3rd quarter 2009.

9-Months 2010 Results

Total Revenues

Total revenues for the nine-month period ended September 2010 increased 5.4% to Ch$274,224 million (US$567 million). This result was achieved by a growing result in the export businesses, following the weak first quarter, and the second quarter in which the recovery started to show. Also there was a positive impact in the domestic market following the price increases implemented during the first half of the year.

Export revenues
Export revenues (including sales from Argentina) increased 3.4% totaling Ch$206,490 million in 9M10 as compared to Ch$199,703 million in 9M09.

Exports of bottled wine increased 4%, reaching Ch$205,193 (US$424.3 million). This increase was driven by a 8.2% increase in volumes sold and a 3.9% drop in the average export price in Chilean pesos, motivated by the appreciation of the Chilean peso in the period.

The Chilean peso appreciated against the US dollar by 8.6%, 12.7% against the Euro and 9.8% against the Sterling Pound during the first 9 months of 2010.

For reference, exports sales expressed in US dollars amounted to US$394.5 million, representing a 13.3% increase as compared to US$348.3 million for 9M 2009.

● Bottled Wine Sales – Volume:

For the nine-month period, Company volumes increased 8.2%, with sales of 15,165,240 cases as compared to 14,009,970 cases in 9M09. In this period we highlight the growth achieved in South and Central America and the Caribbean, Asia and Canada.

Sales volumes in the UK rose 1%, favored by an increase in the third quarter volumes due to some promotional activities that last year were in the second quarter. Shipments to Asia grew 23.6% with strong volumes in Japan, China and South Korea. In South America, we experienced particularly big volumes in Brazil and Peru, and Central America was favored by the increase of 20% in volumes exported to Mexico.

Sales volume in Continental Europe increased 8.2%, reverting the difficult situation experienced in 2009.

Graph 2
Export Volume by Region (Including Exports from Argentina)
9-months 2010

Overall, volume growth in this period has been driven by sales in the low-priced popular segment, with increases also in the volumes in the Premium and Super Premium segments.

Domestic Sales, Chile

Bottled domestic wine sales in Chile increased 8.6% in value to Ch$42,855 million (US$88.6 million) in 9M10, from Ch$39,454 million (US$81.6 million) in 9M09, following a 5.1% decrease in volume and a 14.5% increase in the average price. The volume of bottled wine sales on the domestic market totaled 52.7 million liters. Sales of bulk wine during this period totaled Ch$520.8 million.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$13,526 million (US$27.9 million). The 45.3% increase in this category follows the increase in overall sales following the incorporation of the Diageo liquor portfolio since May 2009.

Argentine Operations
Revenues from our Argentine business increased 5.6% to Ch$19,295 million following a 8.6% increase in exports and a decrease of 0.3% in domestic sales.

For the first nine months of the year, Trivento’s exports of bottled wine totaled 1,178,737 cases with a 12.8% volume increase over the same period of 2009. Exports in US dollar terms increased 18% to US$25.2 million.

Domestic sales in the Argentine market totaled US$12 million and 629.180 cases, increasing by 0.3% in value and 7.2% in volume.

Other Revenues
Other revenues decreased 13.6% to Ch$4,635 million (US$9.6 million).

Cost of Sales

For the nine-month period, the total cost of sales rose 8.5% to Ch$176,163 million (US$364 million) from Ch$162,369 million (US$336 million) in 2009. Cost of sales as a percentage of total sales increased to 64.2% from 62.4% mainly as a result of a higher average direct cost as a proportion of sales, due to the effect of the Chilean peso appreciation.

The gross margin moved to 35.8% from 37.6%, as a direct result of the strong appreciation of the Chilean peso in the period.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 2.7% to Ch$63,463 million (US$131.2 million). As a percentage of revenues, SG&A decreased to 23.1% from 23.8% in 9M09.

Operating Income

Operating income decreased 3.6% to Ch$34,599 million (US$71.5 million) compared to the Ch$35,886 million (US$74.2 million) in 9M09. The operating margin decreased from 13.8% to 12.6% following the negative effect that the strong local currency against most of our export currencies, had in our revenues.

Non-Operating Results

The non-operating result showed a gain of Ch$4,654 million (US$9.6 million) as compared to a gain of Ch$6,702 million (US$13.9 million) in 9M09. This lower gain is the result of a decrease in the exchange difference gain in this period as compared to the previous year, and the effect of the positive price level restatement of 9M09. This was partially compensated by lower interest payments due to the reduction in our average financial debt.

For the nine-month period ended in September 2010, interest expenses decreased to Ch$2,411 million (US$5 million) as compared to Ch$4,422 million (US$9.1 million) in the same period last year. As of September 30, 2010 total financial debt was Ch$79,325 million (US$164 million) as compared to Ch$98,295 million (US$203.2 million) as of September 30, 2009.

Net Income and Earnings per Share (EPS)
Net income for the period decreased 8.6% to Ch$32,068 million (US$66.3 million) from Ch$35,070 million (US$72.5 million). Concha y Toro’s EPS decreased to Ch$42.93 per share from Ch$47.76 in 9M2009.

Balance Sheet

Assets

As of September 30, 2010, the Company’s consolidated assets totaled Ch$588,159 million (US$1,216 million) and were Ch$29,352 million (US$60.7 million) higher than the figure reported a year earlier, mainly due to an increase in current assets, involving a higher level of Cash and Cash equivalents and Other Current Assets.

Liabilities

As of September 30, 2010 net financial debt stood at Ch$79,325 million (US$164 million) representing a year-on-year decrease of Ch$18,970 million (US$39,2 million). This is mainly explained by a decrease in short-term debt to banks and financial institutions.

As of September 30, the financial debt to equity ratio stood at 0.22:1.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company sells wines through the subsidiaries Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí, and Bodega Trivento in Argentina. The Company cultivates 8,239 hectares of vineyards in Chile and 1,061 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 2,935 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A. Consolidated Income Statement In thousand Chilean pesos

	3Q 2010	3Q 2009	% Change	9M 2010	9M 2009	% Change
Net Sales	107.645.778	96.544.482	11,5%	274.224.449	260.055.702	5,4%
Cost of goods sold	(70.189.826)	(59.699.065)	17,6%	(176.163.101)	(162.369.261)	8,5%
Gross Profit	37.455.952	36.845.417	1,7%	98.061.348	97.686.441	0,4%
% sales	34,8%	38,2%		35,8%	37,6%

Administrative & distribution expenses	(23.671.343)	(23.413.151)	1,1%	(63.462.736)	(61.800.914)	2,7%
% sales	-22,0%	-24,3%		-23,1%	-23,8%

Operating Result (*)	13.784.609	13.432.266	2,6%	34.598.612	35.885.527	-3,6%
% sales	12,8%	13,9%		12,6%	13,8%

Other income (expenses), net	(214.172)	(167.918)	27,5%	(624.767)	(392.546)	59,2%
Financial Expenses	(797.803)	(1.184.384)	-32,6%	(2.410.711)	(4.421.593)	-45,5%
Financial Income	223.723	196.666	13,8%	439.951	719.694	-38,9%
Share of profits of associates	862.280	788.392	9,4%	987.614	808.329	22,2%
Exchange Rate differences	2.225.303	2.050.261	8,5%	6.848.359	8.485.013	-19,3%
Results of indexed units	(116.515)	438.170	-126,6%	(586.018)	1.502.927	-139,0%
Income (loss), before taxes	15.967.425	15.553.453	2,7%	39.253.040	42.587.351	-7,8%
Income tax	(2.706.998)	(2.864.102)	-5,5%	(7.185.496)	(7.516.915)	-4,4%
Net profit for the period	13.260.427	12.689.351	4,5%	32.067.544	35.070.436	-8,6%

Net profit attributable to:
Parent Company Shareholders	13.260.427	12.689.343	4,5%	32.067.542	35.070.427	-8,6%
Minority Interest	0	8		2	9	-77,8%
Earnings per share (Ch$)	17,75	17,28	2,7%	42,93	47,76	-10,1%

Weighted av. number of shares	747.005.982	734.367.534	1,7%	747.005.982	734.367.534	1,7%

Depreciation	4.061.350	3.763.506	7,9%	10.010.354	10.529.959	-4,9%
Amortization	283.069	202.919	39,5%	602.153	563.825	6,8%

EBITDA	18.129.029	17.398.691	4,2%	45.211.120	46.979.311	-3,8%
% Sales	16,8%	18,0%		16,5%	18,1%

(*) The Operating Result of this chart includes the following lines of the Financial Statement oficially filed:

- Income for Ordinary Activities

- Cost Of Sales

- Distribution Expenses

- Administration Expenses

Viña Concha y Toro S.A. Consolidated Balance Sheet In thousand Chilean pesos

	As of	As of	As of
	Sept 30, 2010	Sept 30, 2009	Dec 31, 2009
Assets

Cash and cash equivalents	19.293.351	4.997.128	6.992.174
Inventories	124.234.192	123.093.187	118.633.671
Accounts receivable	104.718.860	101.537.480	103.211.513
Biological current assets	6.248.212	5.616.261	10.368.684
Other current assets	29.844.214	19.415.954	26.911.514
Total current assets	284.338.829	254.660.010	266.117.556

Property, plant & equipment, net	225.069.158	227.437.626	229.485.356
Biological fixed assets	52.581.443	51.366.359	52.529.942
Other fixed assets	9.805.822	8.138.497	9.246.585
Other assets non current	16.363.830	17.204.370	15.213.847
Total non current assets	303.820.252	304.146.852	306.475.730
Total assets	588.159.081	558.806.862	572.593.286

Liabilities
Loans and other liabilities	36.429.870	49.513.118	35.309.995
Other current liabilities	111.188.411	97.108.503	103.578.140
Total current liabilities	147.618.281	146.621.621	138.888.135

Loans and other liabilities	42.895.407	48.782.277	61.542.524
Other non current liabilities	31.207.319	28.510.184	28.830.839
Total non current liabilities	74.102.726	77.292.461	90.373.363

Total Liabilities	221.721.007	223.914.082	229.261.498

Equity
Paid-in-capital	84.034.663	78.393.796	78.816.525
Retained earnings	274.812.537	246.989.470	253.880.822
Other reserves	7.590.870	9.509.496	10.634.443
Net equity attributable to parent comp. shareholders	366.438.070	334.892.762	343.331.790
Minority Interest	4	18	-2
Total Equity	366.438.074	334.892.780	343.331.788
Total Equity and Liabilities	588.159.081	558.806.862	572.593.286